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February 12, 2025	mayerbrown.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention: Donial Dastgir and Rolaine Bancroft

Re:	Santander Drive Auto Receivables LLC

Registration Statement on Form SF-3

Filed on January 3, 2025

File No. 333-284121

Dear Mr. Dastgir and Ms. Bancroft:

On behalf of Santander Drive Auto Receivables, LLC (the “Depositor”) and in response to the letter (the “Comment Letter”) dated January 31, 2025 from the staff of the Securities and Exchange Commission (the “Staff”) to the Depositor, the Depositor is submitting herewith, electronically via EDGAR, Amendment No. 1 to the captioned Registration Statement on Form SF-3. For your convenience, a copy of this letter is being delivered to you via e-mail, together with a copy of Amendment No. 1, which has been marked to show the changes from the Registration Statement as filed on January 3, 2025, as well as a clean copy of Amendment No. 1.

The Depositor’s responses to the Comment Letter are set forth below. For ease of reference, the Staff’s comment has been repeated below in italics. (Please note that page number references in our responses below refer to the applicable page number in the clean copies of Amendment No. 1.) Unless otherwise noted, the use of “we,” “us” and similar terms refers to the Depositor, in its capacity as the registrant and the issuer under Regulation AB.

Capitalized terms not defined herein have the meanings assigned to them in the Registration Statement.

February 12, 2025

Registration Statement on Form SF-3

General

1.

Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.2. of Form SF-3.

Response

We confirm that the depositor and each issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class.

Cover Page

2.

We note your disclosure here and elsewhere throughout the prospectus that, depending on the issuance, [Santander] Drive Auto Receivables Grantor Trust (the “Grantor Trust”), rather than [Santander] Drive Auto Receivables Trust 20[ ]-[ ] (the “Issuing Entity”), may hold the receivables and that, in such a scenario, the Issuing Entity will instead hold a Grantor Trust Certificate representing an equity interest in the Grantor Trust. We note that the Grantor Trust was not contemplated in your last SF-3. Please tell us why you have added this structural feature to the registration statement and tell us whether there are any specific risks to consider with this structure. We may have additional comments after reviewing your response.

Response

The use of a grantor trust to hold the receivables (rather than having the Issuing Entity hold the receivables directly) has become an increasingly common structural feature in asset-backed securitization transactions to facilitate structuring and sales of non-investment grade securities. We are not aware of any specific risks to consider with this structure that are not otherwise disclosed in the prospectus.

February 12, 2025

Summary of Structure and Flow of Funds, page x

3.

The diagram presented in this section indicates that, regardless of whether the Grantor Trust or the Issuing Entity holds the receivables, either of Santander Consumer USA Inc. (“SC”) or Santander Bank, N.A. (“SBNA”), acting as Servicer, would be connected to the Issuing Entity. The Form of Servicing Agreement included as Exhibit 10.4 indicates that, where the Grantor Trust is a party to a deal, the Servicer provides services on behalf of both the Issuing Entity and the Grantor Trust (see, e.g., Section 2.1(a) on page 2 of the Form of Servicing Agreement). Please revise the diagram to reflect the relationship between the Servicer and the Grantor Trust or advise.

Response

We have revised the diagram on page x to reflect that the Servicer provides services to both the Issuing Entity and the Grantor Trust, if applicable.

Summary of Terms

[Subsequent Receivables], page 10

4.

We are unable to locate relevant provisions in the forms of transaction documents filed as exhibits to the registration statement relating to potential funding or revolving periods and the contractual rights or obligations of any transaction party with respect to the establishment, maintenance, use, and/or disposition of a pre-funding account. Please revise the appropriate exhibits as necessary to reflect the relevant terms as disclosed in your form of prospectus or remove discussion of potential funding or revolving periods from your form of prospectus.

Response

Section 4.1(a)(vi) of the Form of Administration Agreement filed on January 3, 2025 (Exhibit 10.5) governs the establishment and maintenance of the Pre-Funding Account. Section 2.2 and Section 2.4 of the Form of Purchase Agreement filed on January 3, 2025 (Exhibit 10.1), Section 2.2 and Section 2.3 of the Form of Sale Agreement filed on January 3, 2025 (Exhibit 10.2) and Section 2.2 and Section 2.3 of the Form of Receivables Contribution Agreement filed on January 3, 2025 (Exhibit 10.3) govern the agreement to contribute additional assets on a Funding Date during a Revolving or Pre-Funding period and the conditions to adding additional assets during a revolving or pre-funding period. We have also revised Section 8.2 of the Indenture (Exhibit 4.1) to include provisions related to the maintenance, use, and/or disposition of the Pre-Funding Account.

February 12, 2025

Risk Factors, page 23

5.

We note that the risk factors “Adverse events with respect to the sponsor, the servicer, the administrator or their affiliates could affect the timing of payments on your notes or adversely affect the market value or liquidity of your notes” on page 31 and “You may experience delays or reduction in payments on your notes following a servicer replacement event and replacement of the servicer” on page 35 each include bracketed disclosure stating that SC anticipates transferring its servicing obligations to SBNA in 2025. We note that this is reflected throughout the prospectus as references to the servicer are drafted to mean either SC or SBNA. Please revise to explain the reason for the planned change in servicer.

Response

As part of a corporate reorganization of servicing operations between affiliates, SC and SBNA, subject to relevant regulatory and other approvals, plan to complete an internal reorganization whereby a majority of the servicing operations of SC will be transferred to SBNA. After the effective date of such reorganization, SBNA will assume the servicing of a majority of the receivables currently serviced by SC and will be the servicer for new issuances. In connection with any change of the Servicer following such reorganization, the registrant will report the information required by Item 6.02 of Form 8-K.

Asset Review Voting, page 116

6.

Please revise your disclosure on page 116 regarding the 5% threshold of investors required to initiate an asset review vote to clarify that notes held by the sponsor or servicer, or any affiliates thereof, are not included in the calculation for determining whether 5% of investors have elected to initiate a vote. Refer to Section V.B.3(a)(2)(c)(i)(b) of Release No. 33-9638 (the “Regulation AB II Adopting Release”) (stating that the maximum percentage of investors’ interest in the pool required to initiate vote may not be greater than 5% of the total investors’ interest in the pool (i.e., interests that are not held by affiliates of the sponsor or servicer)).

Response

We have revised the disclosure on page 116 under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Asset Representations Review—Asset Review Voting” to clarify that the 5% threshold of investors required to initiate an asset review vote is based on the outstanding Note Balance. As described on page 100 under “The Notes—Notes Owned by Transaction Parties”, in determining whether noteholders holding the requisite Note Balance have given any request, demand, authorization, direction, notice, consent, vote or waiver under any transaction document, notes owned by the issuing entity, [the grantor trust,] the depositor, any certificateholder, the servicer, the sponsor, the administrator or any of their respective

February 12, 2025

affiliates will be disregarded and deemed not to be “outstanding” unless all of the notes are then owned by the issuing entity, [the grantor trust,] the depositor, any certificateholder, the servicer, the sponsor, the administrator or any of their respective affiliates.

The Transfer Agreements, the Servicing Agreement and the Administration Agreement

Requests to Repurchase and Dispute Resolutions, page 118

7.

We note your statement on page 119 that any mediation and arbitration will be subject to certain confidentiality restrictions “and additional terms set forth in the purchase agreement.” We also note that, for example, Section 3.7(c)(iii) on page 10 of the Purchase Agreement filed as Exhibit 10.1 requires that any mediator be “impartial, knowledgeable about and experienced with the laws of the State of New York that are relevant to the repurchase dispute,” but we are unable to locate disclosure of such requirement in the prospectus. Please revise your prospectus as necessary to disclose all material terms set forth in the purchase agreement.

Response

We have revised the disclosure on pages 119 and 120 under “The Transfer Agreements, the Servicing Agreement and the Administration Agreement—Requests to Repurchase and Dispute Resolution” to disclose all material terms set forth in the purchase agreement.

Part II. Information Not Required in Prospectus

Item 12. Other Expenses of Issuance and Distribution, page II-1

8.	We note that there appears to be a typographical error regarding the amount of Asset Representations Reviewer Fees and Expenses. Please revise.

Response

We have revised the table under Item 12. Other Expenses of Issuance and Distribution on page II-1 to reflect the corrected estimated Asset Representations Reviewer Fees and Expenses.

February 12, 2025

If you have specific questions you would like to discuss, please do not hesitate to contact the undersigned, Angela Ulum, at (312) 701-7776, or Lindsay O’Neil, at (312) 701-8933. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,

/s/ Angela M. Ulum
Angela M. Ulum

cc:	Richard Walden

Lindsay O’Neil